1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterraresources.com

June 24, 2008
QMM: AMEX QTA: TSX-VENTURE NR-13-08

QUATERRA DISCOVERS URANIUM MINERALIZED BRECCIA PIPE ON ARIZONA STRIP

High-grade U3O8 discovered in Quaterra’s second airborne VTEM anomaly

VANCOUVER, B.C. - Quaterra Resources Inc. today announced the discovery of a new breccia pipe with high-grade uranium mineralization on the second VTEM geophysical anomaly tested by drilling on the Company’s Arizona Strip Project. Discovery Hole A-20-01, the first hole to test the A-20 anomaly, intercepted a thickness of 34.5 feet averaging 0.37% U3O8 at a depth of 1,442 feet, including a high-grade zone of 6.5 feet averaging 0.63% U3O8 at a depth of 1,443 feet. The hole also intercepted a deeper zone of 13.0 feet averaging 0.46% at a depth of 1,567 feet that includes a higher grade interval of 10.0 feet averaging 0.58% U3O8. A list of all intercepts is shown in Table 1.

“The A-20 pipe is a significant discovery”, says Eugene Spiering, Quaterra’s VP Exploration. “It may be the first time in the history of the district that the first hole drilled in a target resulted in the discovery of high-grade mineralization in a collapsed breccia pipe.”

The relative size of the A-20 pipe can not yet be determined, but it may be comparable to the larger breccia pipes in the district. Only two holes have been completed in the structure and both have penetrated pipe breccia. Hole A-20-03, drilled as a 10 foot offset to abandoned hole A-20-2, intercepted 11.0 feet averaging 0.21% U3O8 at a depth of 1,548.5 feet. The intercept is at a location approximately 70 feet south of the mineralization in hole A-20-01. Both holes drift to the northeast suggesting that the structure may yet continue for a significant distance to the southwest.

The A-20 target is the second of more than 200 moderate- to high-priority VTEM geophysical anomalies defined on Quaterra’s 85 square mile property. Unlike the A-1 structure, A-20 is not a hidden pipe. However, because of its subtle surface expression it remained undetected until Quaterra’s VTEM survey. Additional drilling at A-20 will be deferred until later this year. The Company is accelerating testing of additional high-priority VTEM anomalies and is currently drilling a third VTEM target.

Mr. Eugene Spiering, VP Exploration, is the qualified person responsible for this news release.

Quaterra Resources Inc. (AMEX: QMM, TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,

Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.References may be made in press releases to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterraresources.com or contact Nicole Rizgalla at 604-641-2746 or email: nrizgalla@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Table 1
QUATERRA RESOURCES INC.
Arizona Uranium Project
A20 Target
Drill Hole Intercepts - June 2008

	Angle	Total	From	To	Thickness	*eU3O8
Drill Hole	Brg / Dip	Depth	feet	feet	feet	percent
A20-01	0º/-90º	1,750.0	1,229.5	1,244.0	14.5	0.15
		including	(1,230.0	1,231.5	1.5	0.44)
		including	(1,240.5	1,242.5	2.0	0.34)
			1,426.0	1,431.0	5.0	0.19
		including	(1,427.5	1,429.0	1.5	0.45)
			1,442.0	1,476.5	34.5	0.37
		including	(1,443.0	1,449.5	6.5	0.63)
		including	(1,454.5	1,469.5	15.0	0.46)
			1,507.0	1,509.5	2.5	0.10
			1,522.0	1,526.5	4.5	0.07
			1,537.5	1,542.5	5.0	0.15
		including	(1,537.5	1,539.5	2.0	0.24)
			1,567.0	1,580.0	13.0	0.46
		including	(1,567.5	1,577.5	10.0	0.58)

A20-02	0º/-90º	1,230.0	Abandoned without probing due to hole conditions.

A20-03	0º/-90º	1,650.0	1,042.0	1,045.5	3.5	0.06
			1,120.5	1,128.0	7.5	0.05
			1,548.5	1,559.5	11.0	0.21
		including	(1,554.0	1,557.0	3.0	0.46)

*In situ uranium grade is expressed as equivalent U3O8 ("eU3O8"). The grade is calculated using uranium industry standard techniques for gamma log interpretation which has been found to be an accurate representation of in-situ grades for uranium mineralization in the district as established by Energy Fuels Nuclear Inc. during their exploration and mining operations conducted on the Arizona Strip. Down hole logging was conducted by Strata Data, Casper, Wyoming with verification by Century Geophysical Corp. The down-hole gamma logging tools are routinely calibrated by probing standardized test pits in Grand Junction, Colorado.